FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2013

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 28, 2013, announcing that it was awarded a three year contract by the Peruvian Ministry of Education to provide SkyEdge II-c hub and 'Aries' VSAT equipment, installation, maintenance and technical support, aimed to provide Internet  connectivity to 2,600 schools nationwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated February 28, 2013	By: /s/ Alon Levy
Alon Levy
General Counsel

Gilat Peru Wins $12.8 Million Contract with Peruvian Ministry of
Education to Connect Thousands of Schools Nationwide

- SkyEdge II-c solution featuring award winning Aries VSAT will be used to connect 2,600 rural schools to broadband Internet services –

Petah Tikva, Israel, 28 February, 2013 -- Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it was awarded a three year contract by the Peruvian Ministry of Education to provide SkyEdge II-c hub and 'Aries' VSAT equipment, installation, maintenance and technical support, aimed to provide Internet  connectivity to 2,600 schools nationwide.

The contract, valued at $12.8 million, is part of the Ministry's Directorate General of Educational Technologies' (DIGETE) initiative to bring internet connectivity to thousands of Peruvian school children in an effort to reduce educational disparities in the country.

Gilat's SkyEdge II-c Aries is a compact high-throughput VSAT, designed to enable high speed broadband services and FUP (Fair Use Policy) while meeting cost efficiencies which are at the heart of government sponsored projects.

"Broadband-over-satellite forms a crucial component of our goal to provide an increasing number of school children with access to computer technology," said Sandro Marcone Flores, Head of the Directorate General of Educational Technologies. "We are delighted to have Gilat's strong track record support us in this important national initiative."

"This award complements the tens of thousands of schools around the world already supported by Gilat's VSATs," said Danny Fridman, Gilat Peru and Colombia CEO. "We have been an active partner for the Peruvian government in several key communication initiatives in the country and we are proud to be part of improving the quality of education for Peruvian children."

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About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

David Leichner

Gilat Satellite Networks

+1 516 478 9697

davidle@gilat.com